Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 16, 2021

Christopher Dunham
Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Williams Rowland Acquisition Corp.

Amendment No. 1 to

Registration Statement on Form S-1

Filed July 12, 2021

File No. 333-257396

Dear Mr. Dunham and Ms. Mills-Apenteng:

On behalf of our client, Williams Rowland Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 15, 2021 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “Form S-1”).

Contemporaneously, the Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Form S-1.

Amendment No. 1 to Registration Statement of Form S-1 Filed July 12, 2021

General

1.	We note that three anchor investors have each expressed an interest to purchase up to 9.9% of the units being sold in this offering, and have purchased (or will purchase) 125,000 founder shares from your sponsor. Accordingly, please address the following:

●	Disclose on the cover page the aggregate percentage of the units that the anchor investors may purchase in this offering.

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Christopher Dunhaml Maryse Mills-Apenteng July 16, 2021 Page 2

Response: The cover page has been revised in accordance with the staff’s comment.

●	Disclose the per share purchase price of the anchor investors’ 375,000 founder shares, and expand upon how the interests of the anchor investors may differ from other public stockholders with respect to a vote on an initial business combination.

Response: The per share purchase price has been disclosed on the cover page. Disclosure has been added on page 16 regarding their potential differing interests. In addition, a new Risk Factor has been added on page 40 regarding their potential differing interests.

●	Revise to clarify the timing of the anchor investors’ purchase of these founder shares. In this regard we note disclosures on pages 16, 116, and 118 that the anchor investor already “own” or have “purchased” such founder shares, which appears to conflict with disclosure on your cover page that such shares “will” be purchased.

Response: The document has been revised throughout in response to the staff’s comment to state that these shares have been purchased.

●	Revise to clarify how forfeiture of an anchor investors’ founder shares will operate I an anchor investor does not purchase “the full 9.9% of the units it has expressed an interest in purchasing.” In this regard we note disclosure on page 16 that “all” of an anchor investor’s founder shares will be forfeited, which appears to conflict with section 3.1 of the Subscription Agreement with Anchor Investors filed as Ex. 10.9 indicating forfeiture would be proportional to the number of units actually purchased.

Response: Pages 115 and 117 have been revised to state that the founder shares would be forfeited on a proportional basis if the full 9.9% expression of interest is not actually purchased.

●	Revise to address how the sale of any founder shares to anchor investors will impact (i) your sponsor’s potential forfeiture of its already outstanding founders shares “so that our initial stockholders will maintain ownership of 20% of our common stock after this offering,” as well as (ii) your plans to effect a stock dividend or other appropriate mechanism, if you increase or decrease the size of the offering, in order “to maintain the ownership of our initial stockholders at 20.0%” following this offering. In this regard, please explain how your sponsor and initial stockholders would own approximately 19.2% of your outstanding shares if the over-allotment option is exercised in full.

Response: Pages 16 and 119 have been revised to clarify that in the event founder shares are forfeited because the underwriter does not exercise the over-allotment in full, it will only affect the sponsor, not the anchor investors.

Christopher Dunhaml Maryse Mills-Apenteng July 16, 2021 Page 3

Supplementally, we are providing the following information for the percentages disclosed. The term “initial stockholders” is defined as the holders of the founder shares prior to the offering which would include the anchor investors. If there is no over-allotment, there would be a total of 25,000,000 shares outstanding of which 5,000,000 would represent founder shares. Of this amount, 375,000 founder shares would be owned by the anchor investors and 4,625,000 would be owned by the sponsor. The founder shares owned by the sponsor would represent 18.5% of the outstanding shares although the founder shares in total would still represent 20% of the outstanding shares. If the over-allotment option is fully exercised, the percentage owned would be higher as the ownership interest of the anchor investors does not increase and the sponsor would not be forfeiting shares. The percentage ownership in these circumstances has been corrected.

Exhibit Index, page II-7

2.	Please direct counsel to revise its opinion filed as Ex. 5.1 to opine on the legality of the Over-Allotment Units as well as to revise, consistent with the prospectus, the number of Over-Allotment Options that may be issued.

Response: Exhibit 5.1 has been revised in accordance with the staff’s comment.

Christopher Dunhaml Maryse Mills-Apenteng July 16, 2021 Page 4

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner